Filed by Alpha Beta Netherlands Holding N.V. Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies: NYSE Euronext (Commission File No. 001-33392) Deutsche Börse August 4, 2011

European Commission extends review of planned business combination of Deutsche Börse and NYSE Euronext

Frankfurt/New York, 4 August 2011 – Deutsche Börse AG (XETRA: DB1) and NYSE Euronext (NYSE: NYX) confirm that the European Commission has today initiated a Phase II review of their proposed business combination. The European Commission’s decision to open an in-depth investigation was fully anticipated and does not in any way prejudge or prejudice the ultimate outcome.

Deutsche Börse and NYSE Euronext remain confident that their planned combination will be approved. The Companies have had open and constructive discussions with European Commission staff throughout, and look forward to continuing to work closely with the European Commission to obtain clearance for a transaction that will deliver an extraordinarily broad range of benefits to European market participants. The Companies’ combined businesses will remain exposed to important competitive constraints from OTC, other exchanges worldwide and newer trading venues, competing clearing systems, and sophisticated users.

In particular, the Companies intend to demonstrate that the combination will:

•

Bring together two complementary derivatives businesses, giving them the scale and depth to compete effectively in a global industry with many powerful participants—exchanges, OTC platforms, banks and clearers—and to keep pace with increased competition driven by technology and regulatory changes.

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Provide significant benefits for clients and issuers, thanks to increased efficiencies and reduced costs from opportunities for post-trade harmonization. The Companies expect US$ 3 billion in capital efficiencies for customers.

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Increase the number of market participants, improve their access to the Companies’ exchanges, and extend the number of available products through the combination of the Companies’ complementary products and services. This will serve to increase liquidity, which will in turn benefit the European economy as a whole by improving the stability, safety, and transparency of the capital markets.

•	Provide a secure environment, with significant flexibility to invest, grow and innovate for customers, while providing compelling long term growth and value creation for shareholders.

The Commission now has 90 working days to review the transaction, although the period may be extended in certain circumstances. The two Companies have previously received overwhelming approval from their respective shareholders.

Media Contacts:

Deutsche Börse

Rüdiger Assion, +49.69.211.15004

Frank Herkenhoff, +49.69.211.13480

NYSE Euronext

Robert Rendine, +1.212.656.2180

Rich Adamonis, +1.212.656.2140

Caroline Tourrier, +33.1.49.27.10.82

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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